Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly-held Authorized Capital Company

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, May 09, 2019 — Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), pursuant to the Brazilian Securities Commission’s (“CVM”) Instruction No. 358, dated January 3, 2002, as amended, and aligned with the best corporate governance practices, hereby informs its shareholders, investors and the market in general that the Company’s market pulp production volume in 2019 is expected to reach between 9.0 and 9.4 million tons, implying then a gradual reduction of production during the year when compared to its productive capacity and historical volumes.

Suzano currently hold a volume of inventories significantly above its operational needs to provide the best levels of service to its customers. Hence, with the aforementioned level of production for 2019, it remains assured by the Company the full attendance of global demands for its products and the satisfaction of its clients.

The Company hereby reaffirms its commitment to transparency with its shareholders, investors and the market in general and will keep them all timely and properly informed of any subsequent decision that results in a significant change in the volume production for the year.

The volume projections presented herein reflect only current estimates or expectations of the Company’s management, subject to risks and uncertainties, and are not in any way a promise of performance. These volume projections represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Exchange Act of 1934, as amended. The terms “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects” and “should”, as well as other similar terms, intend to identify such previsions, which, evidently, involve risks or uncertainties foreseen or not by the Company. Information on business perspectives, projections and financial targets are mere forecasts, based on management’s current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and the economic scenario of Brazil and the countries in which we operate and the sectors in which we operate. Any alteration on perceptions or factors described above may cause concrete results to be different from the volume projections presented herein.

São Paulo, SP, May 09, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relations Officer